Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited condensed consolidated financial statements and related notes and the other financial information included in the Exhibits to the Report of Foreign Private Issuer on Form 6-K to which this Exhibit is attached. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those disclosed below and in our Annual Report on Form 20-F.

Key Components of Results of Operations

Revenues

We derive our revenues from two sources, namely (i) product revenues; and (ii) service revenues. For the six months ended June 30, 2025 and 2026, our revenues amounted to US$12.5million and US$10.3 million, respectively. The following table sets forth a breakdown of our revenues, in absolute amounts and as percentages of total revenues, for the periods indicated.

	For the Six Months Ended June 30,
	2025		2026
	US$	%	US$	%
	(in thousands, except for percentages)
Revenues
Product revenues	12,089	97.1	9,467	92.2
Service revenues	362	2.9	804	7.8
Total	12,451	100.0	10,271	100.0

Product revenues. We generate revenues from the sales of our products. We typically recognize the revenue at a point in time when the products are accepted by customers. In the six months ended June 30, 2025 and 2026, our product revenues amounted to US$12.1 million and US$9.5 million, respectively, representing 97.1% and 92.2% of our total revenues in the same periods, respectively. The year-over-year decrease was mainly due to external policy dynamics, including trade policy turbulence and evolving renewable energy regulations. These factors led certain customers to temporarily delay procurement decisions in the last quarter of 2025. However, we have received more orders in the six months ended June 30, 2026, compared to the same period of last year, and we expect to achieve significant revenue in the second half year of 2026.

Service revenues. Complementary to the initial sales of products, we also offer accompanying services throughout the entire life cycle, including both software system upgrades and hardware maintenance. Our service revenues amounted to US$0.4 million and US$0.8 million in the six months ended June 30, 2025 and 2026, respectively, representing 2.9% and 7.8% of our total revenues in the same periods, respectively. As the number of installed chargers grows, we expect recurring service revenues to account for an increasing portion of our total revenues in the long run.

Cost of Revenues

Our cost of revenues consists of the costs and expenses that are directly related to providing our products and services to our customers. These costs and expenses include (i) cost of products sold, (ii) shipping costs, (iii) customs duties, (iv) share-based compensation, and (v) others. In the six months ended June 30, 2025 and 2026, our cost of revenues amounted to US$6.1 million and US$6.3 million respectively, representing 48.8% and 61.2% of our revenues in the same periods, respectively. The following table sets forth our cost of revenues, in absolute amounts and as percentages of total cost of revenues, for the periods indicated.

	For the Six Months Ended June 30,
	2025		2026
	US$	%	US$	%
	(in thousands, except for percentages)
Cost of revenues
Cost of products sold	4,694	77.3	5,572	88.6
Shipping costs	483	8.0	164	2.6
Customs duties	574	9.4	470	7.5
Share based compensation	16	0.3	(11)	(0.2)
Others(1)	303	5.0	95	1.5
Total	6,070	100.0	6,290	100.0

Note:

(1)
Primarily consist of warranty costs, write-downs of inventories and other costs.

We expect our cost of revenues to decrease as a percentage of our revenues in the long run through economies of scale and improvement of operating efficiency, and to increase in absolute amount in line with our expansion of business and customer base growth.

Gross Profit

Gross profit is equal to our total revenues less cost of revenues. Gross profit as a percentage of our total revenues is referred to as gross margin. In the six months ended June 30, 2025 and 2026, our gross profit was US$6.4 million and US$4.0 million, respectively, and our gross margin was 51.3% and 38.8%, respectively.

Operating Expenses

Our operating expenses consist of selling and marketing expenses, research and development expenses, general and administrative expenses. In the six months ended June 30, 2025 and 2026 our operating expenses amounted to US$13.9 million and US$15.2 million, respectively, representing 111.6% and 147.7% of our revenues in the same periods, respectively. The following table sets forth a breakdown of our operating expenses, in absolute amounts and as percentages of our total operating expenses, for the periods indicated.

	For the Six Months Ended June 30,
	2025		2026
	US$	%	US$	%
	(in thousands, except for percentages)
Operating expenses
Selling and marketing expenses	5,187	37.3	5,844	38.5
Research and development expenses	4,085	29.4	2,339	15.4
General and administrative expenses	4,620	33.3	6,989	46.1
Total	13,892	100.0	15,172	100.0

Selling and marketing expenses. Selling and marketing expenses consist of (i) staff cost in relation to selling and marketing activities, (ii) share-based compensation, (iii) Marketing expense, and (iv)other selling and marketing expenses. In the six months ended June 30, 2025 and 2026 our selling and marketing expenses amounted to US$5.2 million and US$5.8 million, respectively, 41.7% and 56.9% of our revenues in the same periods, respectively. The following table sets forth a breakdown of our selling and marketing expenses, in absolute amounts and as percentages of our total selling and marketing expenses, for the periods indicated.

	For the Six Months Ended June 30,
	2025		2026
	US$	%	US$	%
	(in thousands, except for percentages)
Selling and marketing expenses
Staff cost	2,700	52.1	3,127	53.5
Share based compensation	180	3.4	21	0.4
Marketing expense	1,456	28.1	1,905	32.6
Others(1)	851	16.4	791	13.5
Total	5,187	100.0	5,844	100.0

Note:

(1)
Primarily consist of business entertainment expenses, traveling expenses, rental and depreciation in relation to selling and marketing functions, and other expenses.

Research and development expenses. Research and development expenses consist of (i) outsourcing development expense, (ii) staff cost in relation to research and development activities, (iii) share-based compensation, and (iv) other research and development expenses. In the six months ended June 30, 2025 and 2026, our research and development expenses amounted US$4.1 million and US$2.3 million, respectively, representing 32.8% and 22.8% of our revenues in the same periods, respectively. The following table sets forth a breakdown of our research and development expenses, in absolute amounts and as percentages of our total research and development expenses, for the periods indicated.

	For the Six Months Ended June 30,
	2025		2026
	US$	%	US$	%
	(in thousands, except for percentages)
Research and development expenses
Outsourcing development expense	1,621	39.7	-	-
Staff cost	1,815	44.4	2,068	88.4
Share based compensation	223	5.5	77	3.3
Others(1)	426	10.4	194	8.3
Total	4,085	100.0	2,339	100.0

Note:

(1)
Primarily consist of certification expenses, testing expenses, and other expenses.

General and administrative expenses. Our general and administrative expenses consist of (i) professional expenses paid to professional consultants, (ii) staff cost in relation to general and administrative activities, (iii) share based compensation, (iv) foreign currency exchange loss (gain) resulting from the exchange difference in remeasuring foreign currencies to the functional currency as of the relevant dates, (v) losses of credit impairment, and (vi) other general corporate expenses. In the six months ended June 30, 2025 and 2026, our general and administrative expenses amounted to US$4.6 million and US$7.0 million, respectively, representing 37.1% and 68.0% of our revenues in the same periods, respectively. The following table sets forth a breakdown of our general and administrative expenses, in absolute amounts and as percentages of our total general and administrative expenses, for the periods indicated.

	For the Six Months Ended June 30,
	2025		2026
	US$	%	US$	%
	(in thousands, except for percentages)
General and administrative expenses
Professional expenses	1,491	32.3	2,605	37.3
Staff cost	1,088	23.5	1,276	18.3
Share based compensation	2,425	52.5	655	9.4
Foreign currency exchange loss (gain)	(1,234)	(26.7)	805	11.5
Provision on credit loss	110	2.4	539	7.7
Other general corporate expenses	740	16.0	1,109	15.8
Total	4,620	100.0	6,989	100.0

Results of Operations

This information should be read together with our unaudited condensed consolidated financial statements and related notes included or incorporated by reference elsewhere in the Exhibits to the Report of Foreign Private Issuer on Form 6-K to which this Exhibit is attached.

Revenues

Our revenues decreased by 17.5% from US$12.5 million in the six months ended June 30, 2025 to US$10.3 million in the same period of 2026, primarily driven by external policy dynamics, including trade policy turbulence and evolving renewable energy regulations. These factors led certain customers to temporarily delay procurement decisions, contributing to a softer order volume in the last quarter of 2025. However, we have received more orders in the six months ended June 30, 2026, compared to the same period of last year, and we expect to achieve significant revenue in the second half year of 2026.

Product revenues

Our revenues generated from sales of products decreased by 21.7% from US$12.1 million in the six months ended June 30, 2025 to US$9.5 million in the same period of 2026, mainly driven by the year-over-year decrease was mainly due to external policy dynamics, including trade policy turbulence and evolving renewable energy regulations. These factors led certain customers to temporarily delay procurement decisions in the last quarter of 2025. However, we have received more orders in the six months ended June 30, 2026, compared to the same period of last year, and we expect to achieve significant revenue in the second half year of 2026..

Service revenues

Our revenues generated from services were US$0.4 million and US$0.8 million in the six months ended June 30, 2025 and 2026, respectively.

Cost of Revenues

Our cost of revenues increased slightly by 3.6% from US$6.1 million in the six months ended June 30, 2025 to US$6.3 million in the same period of 2026. The year-on-year increase in costs was mainly due to the rise in prices of precious metals such as silver and copper in the first six months ended June 30, 2026, which led some spare parts suppliers to raise their selling prices.

Gross Profit

As a result of the foregoing, our gross profit decreased by 37.6% from US$6.4 million in the six months ended June 30, 2025 to US$4.0 million in the same period of 2026. Our gross margin was 51.3% and 38.8%, respectively. One reason for the year-on-year decrease in gross margin in the first six months of 2026 is the increased proportion of lower-margin products in the sales mix. In addition, rise in prices of precious metals such as silver and copper also increased the purchase cost of spare parts and led to the increase of cost of sales and decrease of gross profit.

Operating Expenses

Our operating expenses increased by 9.2% from US$13.9 million in the six months ended June 30, 2025 to US$15.2 million in the same period of 2026, primarily reflecting the increases in our general and administrative expenses and selling and marketing expenses, partially offset by the decrease in research and development expenses.

Selling and marketing expenses

Our selling and marketing expenses increased by 12.7% from US$5.2 million in the six months ended June 30, 2025 to US$5.8 million in the same period of 2026. The increase was mainly attributable to the increase in expenses for product promotion. Our selling and marketing expenses as percentages of total revenues increased from 41.7% in the six months ended June 30, 2025 to 56.9% in the same period of 2026, reflecting the increase in expenses for product promotion.

Research and development expenses

Our research and development expenses decreased by 42.7% from US$4.1 million in the six months ended June 30, 2025 to US$2.3 million in the same period of 2026. The decrease was mainly attributable to the reduced cost in outsourcing development costs. Our research and development expenses as percentages of total revenue decreased from 32.8% in the six months ended June 30, 2025 to 22.8% in the same period of 2026, which was primarily driven by the decrease in outsourcing development costs.

General and administrative expenses

Our general and administrative expenses increased by 51.3% from US$4.6 million in the six months ended June 30, 2025 to US$7.0 million in the same period of 2026, mainly attributable to the increases in professional fees incurred related to the secondary offerings and the shift from foreign currency exchange gain to loss, partially offset by the decrease in share-based compensation for certain employees and non-employee consultants of the Group. Our general and administrative expenses as percentages of total revenues therefore increased from 37.1% in the six months ended June 30, 2025 to 68.0% in the same period of 2026.

Changes in Fair Value of Financial Instruments

Our changes in fair value of financial instruments decreased from US$0.1 million in the six months ended June 30, 2025 to US$41 thousand in the same period of 2026, mainly due to fluctuations in stock prices.

Interest Expenses

We recorded interest expenses of US$65 thousand in the six months ended June 30, 2026, as compared to US$75 thousand in the same period of 2025. Such decrease was primarily due to decrease in interest rate of the short-term bank borrowings.

Interest Income

We recorded interest income of US$81 thousand in the six months ended June 30, 2026, as compared to US$67 thousand in the same period of 2025.

Income Tax Expense

We recorded no income tax expense for either of the six months ended June 30, 2026 or 2025.

Net Loss

As a result of the foregoing, we recorded net loss of US$11.1 million in the six months ended June 30, 2026, as compared to US$7.3 million in the same period of 2025.

Non-GAAP Financial Measures

We consider non-GAAP net loss and non-GAAP basic and diluted loss per Class A and Class B ordinary share as supplemental measures to review and assess our operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We also believe that the use of these non-GAAP measures facilitates investors’ assessment of our operating performance.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect our operations. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. We compensate for these limitations by reconciling these non-GAAP financial measures to the nearest U.S. GAAP performance measures, all of which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

We define non-GAAP net loss as net loss excluding share-based compensation and changes in fair value of financial instruments. We define non-GAAP basic and diluted loss per Class A and Class B ordinary share as non-GAAP net loss divided by the weighted average number of Class A and Class B ordinary shares outstanding during the period.

Adjusted Net Loss

We define adjusted net loss as net loss excluding share-based compensation and changes in fair value of financial instruments.

The following table reconciles our adjusted net loss for the periods indicated to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, which is net loss:

	For the Six Months Ended June 30,
	2025	2026
	US$	US$
	(in thousands)
Net loss	(7,338)	(11,126)
Add:
Share-based compensation	2,844	742
Changes in fair value of financial instruments	(106)	(41)
Adjusted net loss	(4,600)	(10,425)

Liquidity and Capital Resources

Cash flows and working capital

Our principal sources of liquidity have been cash generated from financing activities and operating activities. As of June 30, 2026, we had US$8.9 million in cash and cash equivalents, held primarily across financial institutions in three geographic locations. Our deposits held at financial institutions of PRC were primarily denominated in Renminbi, Euros and US dollars, which amounted to US$294.0 thousand, US$29.0 thousand and US$283.7 thousand, respectively. Outside the PRC, we held US$7.7 million denominated in US dollars at institutions in the United sates, and US$0.5 million denominated in Euros at institutions in Germany. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. For details, see “Risk Factors — Risks Related to Regulations — Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment” in prior year’s 20-F. We do not believe that such restrictions on foreign exchange would have a material impact on the net assets and liquidity of our company or any of our subsidiaries. We believe that our current cash and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months.

We are evaluating strategies to obtain additional funding for future operations. These strategies may include, but are not limited to, obtaining equity financing, issuing debt or entering into other financing arrangements. However, we may be unable to access future equity or debt financing when needed. As such, there can be no assurance that we will be able to obtain additional liquidity when needed. As such, there can be no assurance that we will be able to obtain additional liquidity when needed or under acceptable terms, if at all.

The following table presents our consolidated cash flow data for the periods indicated.

	For the Six Months Ended June 30,
	2025	2026
	US$	US$
	(in thousands)
Net cash used in operating activities	(6,816)	(7,471)
Net cash used in investing activities	(311)	(303)
Net cash (used in) provided by financing activities	(3,509)	5,122
Effect of foreign currency exchange rate changes on cash and cash equivalents and restricted cash	200	157
Net decrease in cash, cash equivalents and restricted cash	(10,436)	(2,495)
Cash, cash equivalents and restricted cash at the beginning of the period	26,774	13,908
Cash, cash equivalents and restricted cash at the end of the period	16,338	11,413

Operating activities

Net cash used in operating activities was US$6.8 million in the six months ended June 30, 2025. The difference between our net loss of US$7.3 million and the net cash used in operating activities was mainly due to (i) an increase in inventories of US$2.6 million, reflecting stockpiling in preparation for upcoming customer orders, and (ii) a decrease in accounts payable of US$2.1 million, primarily attributable to the change of payment method to prepayment for some of our raw materials, (iii) a decrease in accrued expenses and other current liabilities of US$0.9 million, primarily attributable to the decrease in accrued payroll and social insurance, and (iv) an increase in amounts due from related parties of US$0.8 million, current and non-current, primarily attributable to increased sales to one of our related party; partially offset by (i) share-based compensation expenses of US$2.8 million in relation to the shares we granted under the 2023 Share Plan II, (ii) a decrease in accounts receivable of US$3.0 million, primarily attributable to our measures to accelerate collection of payments, and (iii) a decrease in prepayments and other current assets of US$1.4 million, primarily attributable to utilization of our prepayment balance, which aligns with regular business rhythms as suppliers fulfilled their service obligations.

Net cash used in operating activities was US$7.5 million in the six months ended June 30, 2026. The difference between our net loss of US$11.1 million and the net cash used in operating activities was mainly due to (i) an increase in contract liabilities of US$2.5 million, (ii) a decrease in prepayments and other assets of US$2.0 million, (iii) an increase in accounts payable of US$1.6 million, (iv)a decrease in accounts receivable of US$0.8 million, and (v) share- based compensation expenses of US$0.7 million; partially offset by (i) an increase in inventories of US$4.2 million, reflecting stockpiling in preparation for upcoming deliveries of customer orders.

Investing activities

Net cash used in investing activities was US$0.3 million in the six months ended June 30, 2025, which was primarily attributable to cash paid for purchase of property and equipment and intangible assets.

Net cash used in investing activities was US$0.3 million in the six months ended June 30, 2026, which was primarily attributable to cash paid for purchase of property and equipment and intangible assets.

Financing activities

Net cash used in financing activities was US$3.5 million in the six months ended June 30, 2025, which was primarily attributable to (i) repayment of short-term bank borrowings of US$3.9 million, and (ii) payment for initial public offering ("IPO") costs of US$1.0 million; partially offset by proceeds from short-term bank borrowings of US$1.4 million.

Net cash provided by financing activities was US$5.1 million in the six months ended June 30, 2026, which was primarily attributable to (i) proceeds from short-term bank borrowings of US$4.4 million, and (ii) proceeds from sale of ordinary shares through registered direct offering of US$3.9 million; partially offset by repayment of short-term bank borrowings of US$2.9 million.

Material cash requirements

Our material cash requirements as of June 30, 2026 primarily include our operating lease commitments, capital expenditures, and working capital requirements.

Our operating lease commitments consist of the commitments under the lease agreements for our office premises. We lease our office facilities under non-cancelable operating leases with various expiration dates. The majority of our operating lease commitments are related to our office lease agreements.

The following table sets forth our contractual obligations as of June 30, 2026:

	Payment Due by Period
	Total	Less than 1 Year	1-3 Years
	(US$ in thousands)
Operating lease liabilities(1)	1,711	511	1,200
Repayment of short-term borrowings	8,106	8,106	—
Total	9,817	8,617	1,200

Note:

(1)
Represents obligations under lease agreements for our office premises.

Our capital expenditures are incurred primarily in connection with purchase and improvement in property and equipment. We recorded capital expenditures of US$311 thousand and US$273 thousand in the six months ended June 30, 2025 and 2026, respectively. We intend to fund our future capital expenditures with our existing cash balance and proceeds from Securities offerings. We will continue to make capital expenditures to meet the expected growth of our business. Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of June 30, 2026.